Exhibit 99.1

HUDBAY MINERALS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting of shareholders (the “Meeting”) of HudBay Minerals Inc. (“Hudbay”) will be held at St. Andrew’s Club & Conference Centre, Garden Suite, 150 King Street West, 16th Floor, Toronto, Ontario, M5H 1J9 on Friday, May 22, 2015 at 10:00 a.m. (Eastern Time), for the following purposes:

1.                                      to receive Hudbay’s audited consolidated financial statements for the years ended December 31, 2014 and 2013 and the auditor’s report thereon;

2.                                      to elect the directors of Hudbay;

3.                                      to appoint Deloitte LLP as Hudbay’s auditor for the ensuing year and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to fix the auditor’s remuneration;

4.                                      to consider and, if deemed advisable, to pass, with or without variation, a resolution (the full text of which is set out in the accompanying management information circular) to authorize the issuance of up to 22,625,232 common shares upon the exercise of outstanding warrants to purchase common shares, pursuant to the terms of the warrant indenture between Hudbay and Equity Financial Trust, as warrant agent, dated July 15, 2014, which warrants were issued by Hudbay as partial consideration in connection with the acquisition of Augusta Resource Corporation last year; and

5.                                      to transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying management information circular.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

Hudbay’s Board of Directors has fixed the close of business on April 13, 2015 as the record date, being the date for the determination of the registered holders of Hudbay common shares entitled to receive notice of and vote at the Meeting or any postponement or adjournment thereof.  Shareholders who acquire common shares after April 13, 2015 should make arrangements with the selling shareholder to direct how such common shares will be voted at the Meeting.

Proxies to be used or acted upon at the Meeting or any postponement or adjournment thereof must be deposited with Hudbay’s transfer agent, TMX Equity Transfer Services, by completing and delivering the form of proxy in accordance with the instructions indicated thereon, no later than 10:00 a.m. (Eastern Time) on May 20, 2015 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting.  Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

DATED at Toronto, Ontario this 15th day of April, 2015.

By Order of the Board of Directors

W. Warren Holmes
Interim Chairman